November 16, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505
Attention:  Larry L. Greene

Re:  Gottex Multi-Alternatives Fund -- I
Registration Statement on Form N-2
File Nos.: 333-166621 and 811-22411

Re:  Gottex Multi-Alternatives Fund -- II
Registration Statement on Form N-2
File Nos.: 333-166620 and 811-22414

Re:  Gottex Multi-Asset Endowment Fund -- I
Registration Statement on Form N-2
File Nos.: 333-166619 and 811-22413

Re:  Gottex Multi-Asset Endowment Fund -- II
Registration Statement on Form N-2
File Nos.: 333-166618 and 811-22412

Dear Mr. Greene:

On behalf of the above-referenced funds (the “Funds”), we are hereby filing Pre-Effective Amendment No. 2 (the "Amendment") to each Fund's Registration Statement on Form N-2 ("Registration Statement") pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended.  The Amendments are being filed to include each Fund’s Expense Limitation Agreement with Gottex Fund Management Ltd., the investment adviser of the Funds, as Exhibit (k)(3) to the Registration Statement.   The Fund believes that the Amendments are fully responsive to all of the Staff's comments.  We respectfully request that the effectiveness of each Fund's Registration Statement be accelerated to November 16, 2010 or as soon as practicable thereafter.

Please call me at 212-756-2131 with any comments on the Amendments or if you have any questions regarding this filing.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George M. Silfen
George M. Silfen